December 14, 2005



Mail Stop 6010

Leonard Osser
Chief Financial Officer
Milestone Scientific Inc.
220 South Orange Avenue
Livingston, New Jersey 07039

Re:	Milestone Scientific Inc.
	Amendment No. 2 to Registration Statement on Form S-3
	Filed October 31, 2005
	File No. 333-127728
Dear Mr. Osser:
      We have reviewed your December 9, 2005 letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.
      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
1. Please tell us where you have registered your offer of the shares underlying the warrants to the investors who purchase the warrants from the selling security holders.
2. Please expand your response to comment 2 to clarify whether you are simply removing the legend from existing warrants or are issuing warrants with new terms in exchange for existing warrants. If you are simply removing the legend, please reconcile your statement that the warrants are non-certificated with your statement that the warrants bear a restrictive legend.


3. It is generally inconsistent with Section 5 of the Securities
Act
to register securities for resale if the private offering of the securities is not complete. If investors still can choose to "surrender their non-public warrants" to you as mentioned in your response 2, it is unclear why it is appropriate to register the resale of those warrants at this time.
4. Please expand your response to prior comment 3 to analyze whether
the holders have offered the securities included in this
registration
statement, regardless of whether the securities have been sold.
If
you cannot determine whether the securities have been offered in violation of Section 5 of the Securities Act, it is unclear why you
need not address the potential liability in your document.
	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked
copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may
have additional comments after reviewing your amendment and
responses
to our comments.
      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the
disclosures they have made.
      Notwithstanding our comments, in the event the company
requests
acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request,
acknowledging that:
?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy
and
accuracy of the disclosure in the filing; and
?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
	In addition, please be advised that the Division of
Enforcement
has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your
filing or in response to our comments on your filing.
      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the
fact that those requesting acceleration are aware of their
respective
responsibilities under the Securities Act of 1933 and the
Securities
Exchange Act of 1934 as they relate to the proposed public
offering
of the securities specified in the above registration statement.
We
will act on the request and, pursuant to delegated authority, grant
acceleration of the effective date.
      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.
      If you have any questions please contact Jay Mumford at
(202)
551-3637 or me at (202) 551-3617 with any other questions.
      Sincerely,




								Russell Mancuso
								Branch Chief

cc:	Stephen A. Zelnick, Esq.